UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date: February 22, 2024
Commission File Number: 001-37835

Indivior PLC

10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, and Exhibit 99.1 beginning at the caption "Important Cautionary Note Regarding Forward-Looking Statements" and continuing through to the appendix (adjusted results) shall be incorporated by reference into our registration statement on Form S-8 filed June 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indivior PLC

Date: February 22, 2024	By:	/s/ Ryan Preblick
Name: Ryan Preblick
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Announcement sent to London Stock Exchange on February 22, 2024, titled "Final Results"